wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2005 AUG -2 A 8: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

July 28th, 2005

05010111

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

SUPPL

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between July 8th and July 28th 2005 (inclusive)

   Notifiable changes in shareholdings (Section 198 notifications)
   Announcement of interim results

2. Documents filed with Registrar of Companies for Scotland

   2005 Annual Return

RECEIVED

2005 AUG -2 A 9:

28324-00236

The Company Secretary
WOLFSON MICROELECTRONICS PLC
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

Companies House
for the record

Our Ref SC89839/09/28
Date 8th June 2005

37 Castle Terrace, Edinburgh EH1 2EB
Telephone 0870 3333636
Fax 0131 535 5820
DX ED235

2005 Annual Return for Company Number SC89839

Your company's 2005 Annual Return is attached to this letter. It shows the information Companies House held on **4th June 2005** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **29th June 2005 the return date**
- Reaches Companies House by **27th July 2005 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
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- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name
WOLFSON MICROELECTRONICS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC89839
Information extracted from Companies House records on 4th June 2005

Section 1: Company details

Ref: SC89839/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Westfield House 26 Westfield Road Edinburgh EH11 2QB	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars Scotland Po Box 28448, Finance House Orchard Brae, Edinburgh Midlothian EH4 1WQ	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*	**SIC Code** **Description** 3210 Mfr of electronic components	**SIC CODE** **Description**

Company Number - SC89839

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Fiona Kathryn MURDOCH **Address** 5/2 Bruntsfield Gardens Edinburgh Midlothian EH10 4DX	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Fiona Kathryn MURDOCH ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John CAREY **Address** 15320 Peach Hill Road Saratago California Usa 95070 **Date of birth** 15/05/1936 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John CAREY ceased to be director (if applicable) __ / __ / ____

Company Number - SC89839

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Laurence ECKELMANN **Address** 1751 Sw Prospect Drive Portland Oregon Usa 97201 **Date of birth** 31/05/1956 **Nationality** American **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Robert Laurence ECKELMANN ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Reginald ELLIOTT **Address** Whinfield Paterson Street Galashiels Selkirkshire TD1 3DD **Date of birth** 01/11/1952 **Nationality** British **Occupation** Chartered Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date George Reginald ELLIOTT ceased to be director (if applicable) / /

Company Number - SC89839

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ross King GRAHAM This is a service address for the beneficiary of a Confidentiality Order. **Address** Peterhouse Technology Park 100 Fulbourn Road Cambridge Cambridgeshire CB1 9PT **Date of birth** 15/08/1947 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ross King GRAHAM ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Alastair David MILNE OBE **Address** 18 Napier Road Edinburgh Midlothian EH10 5AY **Date of birth** 08/11/1942 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Alastair David MILNE OBE ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** James Robert Craig REID **Address** 38 Fountainhall Road Edinburgh Midlothian EH9 2LW **Date of birth** 02/12/1954 **Nationality** British **Occupation** Engineering Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date James Robert Craig REID ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Barry Michael ROSE **Address** 8 Spylaw Bank Road Colinton Edinburgh Midlothian EH13 0JP **Date of birth** 10/03/1945 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Barry Michael ROSE ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Martin URWIN	Name ____________
	Address 37 Long Crook South Queensferry West Lothian EH30 9XR	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________
		UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
	Date of birth 07/10/1960	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality ____________
	Occupation Operations Director	Occupation ____________
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
		Date John Martin URWIN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY

Number of shares issued

110,651,315

Aggregate Nominal Value of issued shares

£110,651

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

110,651,315

Aggregate Nominal Value of issued shares

£110,651

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 29/06/2004

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - SC89839

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - SC89839

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature Fiona K Murdoch (~~Director~~ / Secretary)

Date 08 / 07 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *29/6/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th June 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name FIONA MURDOCH

Telephone number *inc code* 0131 2727000

Address WESTFIELD HOUSE
26 WESTFIELD ROAD
EDINBURGH

DX number *if applicable*

DX exchange

Postcode EH11 2QB

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:11 21-Jul-05
Number	1406P

RNS Number:1406P
Wolfson Microelectronics PLC
21 July 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
21st July 2005

Section 198 Notification

The Company was notified on 20th July 2005 by SANYO Semiconductor Corporation pursuant to section 198 Companies Act 1985 that, as of 18th July 2005, its interest in the Company is 4,365,352 ordinary shares, representing 3.94% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:42 22-Jul-05
Number	2237P

RNS Number:2237P
Wolfson Microelectronics PLC
22 July 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION
Wolfson Microelectronics plc (the "Company")

22nd July 2005

Section 198 Notification

The Company was notified on 22nd July 2005 by ABN AMRO BANK NV London Branch, pursuant to section 198 Companies Act 1985 that, as of 21st July 2005, it no longer has a notifiable interest in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:34 28-Jul-05
Number	4167P

RNS Number:4167P
Wolfson Microelectronics PLC
28 July 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

28th July 2005

Section 198 Notification

The Company was notified on 27th July 2005 by SANYO Semiconductor Corporation pursuant to section 198 Companies Act 1985 that, as of 27th July 2005, it no longer has a notifiable interes

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Interim Results
Released	07:00 27-Jul-05
Number	3506P

RNS Number:3506P
Wolfson Microelectronics PLC
27 July 2005

27 July 2005

WOLFSON MICROELECTRONICS plc
Interim results for the half year ended 30 June 2005

Wolfson reports continued growth and profitability

Wolfson Microelectronics plc ("Wolfson" or "the Company") (LSE: WLF), a leading supplier of mixed-signal semiconductors for consumer electronics, announces its financial results for the six months ended 30 June 2005. For the first time we are reporting our results under IFRS.

Financial highlights: IFRS unless otherwise stated

- Revenues increased by 12% to $63.8m (H1 2004: $56.9m)
- Pre-tax profits up by 7% to $9.2m (H1 2004: $8.5m); up 14% to $10.5m (H1 2004: $9.3m) on a comparable basis under UK GAAP
- Fully diluted earnings per share 5.84 cents per share (H1 2004: 5.51 cents)
- Net cash generated from operations $17.7m (H1 2004: $1.4m)

Operating highlights

- Increased penetration of new markets in multimedia mobile phones, automotive, LCD TV, digital radio, wireless headsets and portable games
- Shift in product mix to higher margin portable devices with revenues in this segment up by 64% led by sales in mp3 players, games consoles and mobile phones
- Increase in number of design wins to 259 in the period (H1 2004: 158)
- As anticipated, there was inventory reduction: $13.1m from $18.0m at 31 December 2004
- R&D spending increased by 16% to $10.2m (H2 2004: $8.8m)

David Milne, chief executive of Wolfson Microelectronics, said: "Wolfson has established a strong foundation for the full year with good results in the first half. This is our eighth consecutive half year of revenue growth and we have increased our profits by almost 40% from the second half of 2004. Demand for digital consumer electronics products, in particular portable devices was

robust.

"We entered the second half of 2005 with an order backlog at a record level and a larger number of design wins in new products than ever before. Customers are gaining momentum with flagship products incorporating Wolfson's semiconductors, reinforcing our confidence in delivering further growth in revenues for the full year and in 2006."

Enquiries:

Wolfson Microelectronics
David Milne, Chief Executive 020 7929 8989 on the day and thereafter
George Elliott, Finance Director 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

Wolfson Microelectronics plc Interim Results can be heard LIVE from 0900 via http://www.wolfsonmicro.com or www.streetevents.com
Additionally, there is a dial in facility: UK Dial-in: 020 7070 5412; US Dial-in: +1866 43 27 186

Overview

The Company's results for H1 2005 and the comparable periods for H2 2004, H1 2004 and FY2004 which have been prepared under the International Financial Reporting Standards (IFRS) are summarised in the table below:

	H1 2005 $000	H2 2004 $000	H1 2004 $000	FY 2004 $000
Revenue	63,750	62,384	56,910	119,294
Gross profit	30,967	30,305	28,459	58,764
Distribution and selling costs	(7,079)	(7,365)	(6,753)	(14,118)
Research and development expenses	(10,228)	(8,797)	(7,650)	(16,447)
Administrative expenses	(4,554)	(7,485)	(5,453)	(12,938)
Operating profit before financing costs	9,106	6,658	8,603	15,261
Net financing costs	44	(93)	(74)	(167)
Profit before tax	9,150	6,565	8,529	15,094
Income tax expense	(2,426)	(2,314)	(2,176)	(4,490)
Profit for the period	6,724	4,251	6,353	10,604
Basic earnings per share (cents)	6.12	3.88	6.01	9.89
Diluted earnings per share (cents)	5.84	3.66	5.51	9.17

Wolfson is pleased to report a solid operating performance in the first half of 2005, reflecting the Company's success in establishing its mixed-signal semiconductors as a preferred choice for many of the world's leading electronics manufacturers and design houses. This is the Company's eighth consecutive half year of revenue growth and its highest ever level of profit for a half year.

Revenues increased by 12% to $63.8m compared to H1 2004 and by 2% compared to H2

2004. Pre-tax profits rose by 7% to $9.2m compared to H1 2004 and by 39% compared to H2 2004. On a comparable basis under UK GAAP pre-tax profits for H1 2005 would have risen by 14% to $10.5m (H1 2004: $9.3m) and by 40% compared to the second half of 2004 (H2 2004: $7.5m). In particular, the results reflect strong demand for Wolfson's semiconductors incorporated into portable devices.

The gross margin for H1 2005 was 48.6%, the same as H2 2004 but less than the 50% achieved in H1 2004. As expected the gross margin in the latter half of H1 2005 was over 50% as excess inventories, particularly consumer products, were replaced by products manufactured at lower costs. The gross margin in the year to 31 December 2005 is anticipated to be in line with last year in the 49-51% range.

The net cash generated from operations in H1 2005 was substantially increased to $17.7m compared to $1.4m in H1 2004 and $7.3m in H2 2004 through tight control of working capital and a good trading performance.

Wolfson's products are being incorporated by more leading global brands than ever before as consumers demand high-quality audio and signal interfaces, in a wide range of products such as digital music players, digital cameras, multi-media mobile phones, PDAs, games machines, DVD recorders and flat screen televisions. During the period, the Company's total customer base expanded to 214 (H1 2004: 193) with the top five representing 38% of revenues compared to 39% in 2004.

Wolfson continues its track record of innovation with expanded investment in new products. Research and development costs were increased sequentially by 16% to $10.2m in H1 2005 from $8.8m in H2 2004. The Company introduced eight new products in the first half of 2005 targeted at next generation, portable and consumer audio applications. The design wins achieved by Wolfson in recent years have begun to translate into volume orders for a broad range of products, in particular games devices and multimedia mobile phone handsets. There were 259 new design wins during the period compared with 158 in the first half of 2004.

Wolfson's strong position in the electronic gaming market contributed significantly to the first half results and will continue to be a key growth driver. The first half also saw Wolfson continue to gain traction in the mobile phone handset market. The roll out of 3G networks is expected to increase demand for multi-media handsets that are capable of delivering a wide range of content rich services featuring sound and images. Wolfson predicts overall industry demand for these handsets will increase from 60 million units in 2004 to 300 million units by 2007. With design wins across the industry, Wolfson is well positioned to benefit from this increase.

Operating review

The first half of 2005 has seen an uplift in demand as Wolfson continued to broaden its customer base and range of applications across the consumer electronics sector. Global spending on consumer electronics has also remained buoyant, helped by the introduction of new digital technologies that are expected to spur the development of innovative new products and applications (often portable) over the long term.

Wolfson is well placed for these developments. Already we provide mixed-signal semiconductors for many of the world's leading brands including Apple, Creative, Epson, Hewlett Packard, Kodak, Lexmark, Microsoft, Mitac, PalmOne, Samsung, Sanyo and Sony.

As anticipated, the portable segment has continued to increase its contribution to the Company's overall revenues. In H1 2005 portable sales accounted for 56% of total revenues (H1 2004: 39%) with consumer audio sales and imaging accounting for 26% (H1 2004: 38%) and 18% (H1 2004: 23%) respectively. Going forward the Company expects its portable segment to continue to account for more than half of total revenues.

The continued growth in sales to leading electronics companies in Japan has been particularly significant where revenues in H1 2005 have increased by 60% to $14.6m (H1 2004 $9.1m). Further, the number of design wins increased to 259 (H1 2004: 158) of which the majority were for portable applications.

Portable products

Portable products continued to set the pace of growth underlining our competitive edge in semiconductors that deliver high-quality audio with low power consumption. Revenues in this segment grew by 64% to $36.0m (H1 2004: $22.0m).

The growth seen in portable products stemmed from strong end-user demand for portable music players, games consoles, PDAs, multimedia phones, portable GPS and Bluetooth headsets. Demand for leading MP3 players including the Apple iPod and iPod mini remained robust.

Wolfson started shipping chips for a major gaming brand as they geared up for the global roll-out of flagship products. The Company is also beginning to gain traction with major multimedia mobile handset manufacturers such as Samsung, LG Electronics, and PalmOne. Wolfson has over 20 design wins for multimedia phones from Korean, Japanese and Chinese manufacturers that are scheduled to go into production in the second half of this year.

Consumer audio

In consumer audio, where our semiconductors are typically incorporated in mains-powered or automotive electronic goods, our products are sold to manufacturers of a wide variety of end-products such as LCD televisions, DVD players, DVD recorders, set-top boxes, games consoles, digital-TVs, hi-fi and home entertainment systems, sound cards, digital radios and automotive audio applications.

Revenues for this segment amounted to $16.0m (H1 2004: $21.8m) reflecting the Company's decision to focus on higher margin product lines with the DVD market accounting for 10% of overall revenues in H1 2005 compared with more than 22% in H1 2004.

Looking forward, the consumer audio segment is set to benefit from the growth in games consoles, an expanding range of new digital home entertainment products and automotive entertainment and information systems.

Imaging

The digital imaging product business supplies to major manufacturers of multifunction printers, scanners, and digital copiers. Revenues were $11.8m (H1 2004: $13.1m) reflecting anticipated lower average selling prices. Wolfson supplies its components to the majority of the leading manufacturers of multifunction printers in the USA and Japan. The Company's technology has set the standard for analogue interfaces to linear image sensors and it is well placed to exploit this in other emerging markets.

Outlook

Wolfson has established a strong foundation for the full year with solid results in the first half ahead of expectations.

We entered the second half with an order backlog at a record level and we continue to see robust demand, in particular for our portable devices. As previously indicated, the gross margin for the full year is anticipated to be in the range 49-51%, in line with 2004.

The Company has a larger number of design wins in new products than ever before

and with customers gaining momentum with flagship products incorporating Wolfson's semiconductors, our confidence in delivering further growth in revenues for the full year and in 2006 is reinforced.

Financial review

IFRS (International Financial Reporting Standards)

From 1 January 2005, the Group has adopted International Financial Reporting Standards (IFRS) in the preparation of its consolidated financial statements. It is important to note that the move from UK GAAP to IFRS does not change the way in which we operate, our strategy or our underlying business performance and does not change any of the cash flows of the Group.

The main items contributing to the change in financial information, compared to that reported under UK GAAP, for H1 2004 and H2 2004 are summarised below:

1. The inclusion of defined benefit pension liability together with the associated pension fund assets in the Group's financial statements (IAS 19 "Employee Benefits");
2. The inclusion of an expense based on the fair value of employee share options which have been granted after 7 November 2002 (IFRS 2 "Share-based Payment"); and
3. The inclusion of a deferred tax asset in relation to all outstanding employee share options (IAS 12 "Income Taxes").

The financial effect of these changes on the pre-tax profit in H1 2005 and the restated figures for H1 2004 and H2 2004 are summarised in the table below for comparative purposes:

	H1 2005 $000	H2 2004 $000	H1 2004 $000	FY 2004 $000
Pre-tax profit on a comparable basis under UK GAAP	10,525	7,499	9,254	16,753
Effect of transition to IFRS:				
Adoption of IAS 19 "Employee Benefits"	(153)	74	(216)	(142)
Adoption of IFRS 2 " Share-based Payment"	(1,222)	(1,008)	(509)	(1,517)
	(1,375)	(934)	(725)	(1,659)
% decrease in pre-tax profit	13.1%	12.5%	7.8%	9.90%
Pre-tax under IFRS	9,150	6,565	8,529	15,094

The movement in the net pension liability is split between the income statement and the statement of recognised income and expense. This has resulted in an increase in the total pension costs charged in the income statement, before tax, of approximately $0.2m in both H1 2005 and H1 2004 and a credit of approximately $0.1m in H2 2004.

The adoption of IFRS 2 has resulted in approximately $1.2m, $1m and $0.5m being expensed in H1 2005, H2 2004 and H1 2004 respectively for the fair value of options awarded to employees after 7 November 2002.

The changes to the income tax expense arising from the adoption of IFRS are summarised in the following table:

	H1 2005 $000	H1 2004 $000	FY 2004 $000
Income tax (expense)/income on a comparable basis under UK GAAP	(2,138)	(2,517)	4,535
Movements in reserves:			
Adjustment for income tax credit arising on options exercised which were granted before 7 November 2002	(603)	-	(9,060)
Movements in income statement:			
Increase/(decrease) in deferred tax asset arising on share options granted after 7 November 2002	338	276	(7)
Increase/(decrease) in deferred tax asset arising on net liability for defined benefit pension plan	(23)	65	42
Income tax expense for the period under IFRS	(2,426)	(2,176)	(4,490)

The main impact of the adoption of IFRS in relation to tax, is the recognition of deferred tax on all timing differences, including permanent differences such as the tax benefit associated with employee share options awarded before 7 November 2002, which were not recognised in the deferred tax balance under UK GAAP.

In the Company's consolidated financial statements for the year ended 31 December 2004, which were prepared in accordance with UK GAAP, a tax credit of $9.1m was recognised in the income statement in respect of the tax relief arising from share options awarded prior to 7 November 2002 and exercised in 2003 and 2004. Under IFRS the tax relief has been recognised in the deferred tax asset balance in the opening IFRS balance sheet at 1 January 2004 and subsequent movements in that asset are reflected in reserves rather than the income statement. The tax credit has therefore not been recorded in the income statement under IFRS for the year ended 31 December 2004 and has caused a corresponding reduction in the profit after tax.

Financial results

Revenues

In H1 2005 revenues grew sequentially by 2% to $63.8m from $62.4m in H2 2004, notwithstanding the usual seasonal growth in the second half of 2004 and by 12% from $56.9m in H1 2004. This principally reflects continued strong growth in sales of products for portable devices.

Gross profit

Gross profit increased by 2% sequentially to $31.0m in H1 2005 compared to $30.3m in H2 2004 and by 9% from $28.5m in H1 2004. The gross margin for H1 2005 was 48.6%, the same as H2 2004 but less than the 50% achieved in H1 2004. As expected the gross margin in the latter half of H1 2005 was over 50% as excess inventories, particularly consumer products, were replaced by products manufactured at lower costs. The gross margin in the year to 31 December 2005 is anticipated to be in line with last year in the 49-51% range.

Operating expenses

Research and development expenditure increased in H1 2005 by 16% to $10.2m from $8.8m in H2 2004 and by 34% from $7.7m in H1 2004 as the Company continued to invest in its next generation of products.

Distribution and selling costs fell by approximately 4% to $7.1m from $7.4m in H2 2004 and increased by approximately 5% from $6.8m in H1 2004. The decrease between H1 2005 and H2 2004 was mainly attributable to reduction in packing and shipping costs following the introduction of the Company's distribution hub in Malaysia in the second half of 2004.

Administrative expenses fell by 39% to $4.6m in H1 2005 from $7.5m in H2 2004 and by 16% from $5.5m in H1 2004. The reduction was mainly due to approximately $1m gain in respect of retranslation of net monetary assets and liabilities held in sterling into US dollars at June 2005 and the decrease in legal costs following the cessation of the litigation with Cirrus Logic.

Income tax expense

The $2.4m income tax expense for H1 2005 comprises $1.8m and $0.6m for current tax and deferred tax respectively. The effective tax rate for 2005 is expected to be approximately 27% reflecting the availability of tax allowances on R&D expenditure. However, the effective rate may be affected by the calculation at each period end of deferred tax on employee share options granted after 7 November 2002.

Cash flow

Cash and cash equivalents at 30 June 2005 increased by $13.9m to $58.1m from $44.2m at 31 December 2004. This was mainly due to $17.7m of net cash generated from operating activities in H1 2005 compared to $1.4m in H1 2004 and $7.3m in H2 2004.

Balance sheet

Capital expenditure in H1 2005 amounted to $1.1m (H1 2004 $7.0m) of which the majority was in respect of test and related equipment.

The value of inventory held at 30 June 2005 decreased by 27% in H1 2005 to $13.1m from $18.0m at 31 December 2004 and by 16% from $15.7m at 30 June 2004. The average number of days inventory held at 30 June 2005 was 73 days which compared to 108 days at 31 December 2004. Inventory levels are anticipated to average around 90 days in H2 2005 to meet expected demand.

Trade debtors and other receivables increased by $3.5m to $22.4m at 30 June 2005 from $18.9m at 31 December 2004 and were comparable with the value of debtors and other receivables at 30 June 2004 ($22.3m). There has been an increase in the number of days sales outstanding to 47 days from 41 days at 31 December 2004 in line with current trading terms.

Total non-current liabilities have fallen by approximately $2.0m to $24.1m from $26.1m at 31 December 2004. This was mainly due to the repayment of a loan which was used to finance the purchase of equipment. Current liabilities amounted to $15.5m and were in line with the total current liabilities at 31 December 2004 ($14.2m).

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its

customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement
For the six month period
ended 30 June 2005

	Notes	Six months ended 30 June 2005 $'000	Six months ended 30 June 2004 Restated $'000	Year ended 31 December 2004 Restated $'000
Revenue	2	63,750	56,910	119,294
Cost of sales		(32,783)	(28,451)	(60,530)
Gross profit		30,967	28,459	58,764
Distribution and selling costs		(7,079)	(6,753)	(14,118)
Research and development expenses		(10,228)	(7,650)	(16,447)
Administrative expenses		(4,554)	(5,453)	(12,938)
Operating profit before financing costs	2	9,106	8,603	15,261
Financial income		1,033	796	1,649
Financial expenses		(989)	(870)	(1,816)
Net financing income / (costs)		44	(74)	(167)
Profit before tax		9,150	8,529	15,094
Income tax expense	3	(2,426)	(2,176)	(4,490)
Profit for the period		6,724	6,353	10,604
Basic earnings per share (cents)	4	6.12	6.01	9.89
Diluted earnings per share (cents)	4	5.84	5.51	9.17

Consolidated statement of recognised income and expense
For the six month period ended 30 June
2005

	Six months ended 30 June 2005	Six months ended 30 June 2004	Year ended 31 December

		Restated	2004 Restated
	$'000	$'000	$'000
Actuarial loss on net defined benefit obligations, net of tax and related foreign exchange translation differences	(706)	(245)	(1,672)
Net expense recognised directly in equity	(706)	(245)	(1,672)
Profit for the period	6,724	6,353	10,604
Total recognised income and expense for the period	6,018	6,108	8,932

Consolidated balance sheet
As at 30 June 2005

	Notes	As at 30 June 2005 $'000	As at 30 June 2004 Restated $'000	As at 31 December 2004 Restated $'000
Assets				
Property, plant and equipment		27,660	28,425	29,197
Intangible assets		800	518	703
Deferred tax assets		9,367	11,333	11,244
Total non-current assets		37,827	40,276	41,144
Inventories		13,093	15,668	17,964
Income tax receivable		-	-	2,720
Trade and other receivables		22,376	22,262	18,939
Cash and cash equivalents		58,067	41,389	44,232
Total current assets		93,536	79,319	83,855
Total assets		131,363	119,595	124,999
Equity				
Issued capital		184	179	180
Share premium account		49,885	48,682	49,142
Capital redemption reserve		497	497	497
Retained earnings		41,158	26,418	34,843
Total equity	5	91,724	75,776	84,662
Liabilities				
Interest -bearing loans and borrowings		15,245	17,796	18,170
Employee benefits		8,862	5,737	7,930
Total non-current liabilities		24,107	23,533	26,100

Interest-bearing loans and borrowings	684	2,813	2,266
Income tax payable	1,125	2,837	-
Trade and other payables	13,723	14,636	11,971
Total current liabilities	15,532	20,286	14,237
Total liabilities	39,639	43,819	40,337
Total equity and liabilities	131,363	119,595	124,999

Consolidated statement of cash flow
For the six month period ended
30 June 2005

	Six months ended 30 June 2005 $'000	Six months ended 30 June 2004 Restated $'000	Year ended 31 December 2004 Restated $'000
Cash flows from operating activities			
Profit for the period	6,724	6,353	10,604
Adjustments for:			
Depreciation	2,011	1,348	3,159
Amortisation	473	428	856
Foreign exchange (gains) / losses	(788)	(441)	786
Financial income	(1,033)	(796)	(1,649)
Financial expenses	989	870	1,816
Loss / (gain) on disposal of property, plant and equipment	-	6	(4)
Equity-settled share-based payment expenses	1,222	509	1,517
Income tax expense	2,426	2,176	4,490
Operating profit before changes in working capital	12,024	10,453	21,575
Decrease / (increase) in inventories	4,871	(6,809)	(9,105)
Increase in trade and other receivables	(3,437)	(5,150)	(1,929)
Increase in trade and other payables	1,784	2,913	671
(Decrease) / increase in provisions and employee benefits	(184)	133	203
Cash generated from the operations	15,058	1,540	11,415
Income taxes received / (paid)	2,675	(142)	(2,720)
Net cash inflow from operating activities	17,733	1,398	8,695
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	-	-	10
Interest received	768	580	1,320
Acquisition of property, plant and equipment and intangible assets	(1,078)	(7,036)	(10,636)
Net cash outflow from investing activities	(310)	(6,456)	(9,306)
Cash flows from financing activities			
Proceeds from the issue of share capital	747	848	1,309
Interest paid	(616)	(571)	(1,236)
Repayment of borrowings	(3,162)	(950)	(1,898)

Payment of finance lease liabilities	(10)	(398)	(615)
Net cash outflow from financing activities	(3,041)	(1,071)	(2,440)
Net increase / (decrease) in cash and cash equivalents	14,382	(6,129)	(3,051)
Cash and cash equivalents at start of period	44,232	46,474	46,474
Effect of exchange rate fluctuations on cash held	(547)	1,044	809
Cash and cash equivalents at end of period	58,067	41,389	44,232

Notes
(forming part of the interim report)

1. Accounting policies - basis of preparation

Wolfson Microelectronics plc (the "Company") is a company domiciled in Scotland. This interim report contains the financial information of the Company and its subsidiaries (together referred to as the "Group") for the six month period ended 30 June 2005.

The interim report was authorised for issue by the directors on 26 July 2005.

The financial information is prepared on the historical cost basis and is presented in United States Dollars ("US Dollars"), rounded to the nearest thousand.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ("UK GAAP"), have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 June 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that IAS 19 " Employee Benefits" (as amended in December 2004) issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for

that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

As required by IFRS 1, the impact of the transition from UK GAAP to IFRSs is explained in note 8.

The accounting policies set out below in note 7 have been applied consistently to all periods presented in this interim financial information and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRSs.

2. Segment reporting

At 30 June 2005, the Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

	Six months ended 30 June 2005 $000	Six months ended 30 June 2004 $000	Year ended 31 December 2004 $000
Segment revenue:			
Consumer	15,953	21,831	38,906
Imaging	11,783	13,102	26,111
Portable	36,014	21,977	54,277
Total revenue for the period	63,750	56,910	119,294
Contribution			
Consumer	3,407	5,604	8,737
Imaging	5,352	6,675	13,130
Portable	16,035	10,815	25,545
	24,794	23,094	47,412
Corporate expenses	(15,688)	(14,491)	(32,151)
Operating profit before financing costs for the period	9,106	8,603	15,261

3. Income tax expense

The income tax expense reflects the estimated effective rate on profit before taxation for the Group for the year ending 31 December 2005 and the movement in the deferred tax asset balance in the period so far as this relates to items recognised in the income statement. The total effective tax rate for the period, after deferred tax, is 26% (year ended 31 December 2004: 30%). The effective tax rate for 2005 would normally be expected to be approximately 27%, principally reflecting the availability of tax allowances on research and development expenditure. However the total effective tax rate may be affected by the calculation at each period end of the deferred tax on the employee share options which were granted after 7 November 2002 which is computed on a different basis to that used for calculating the share option expense in the income statement.

Current tax payable for the current and prior periods is classified as a current

liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset. The amount of current tax payable is affected by the tax relief available when share options are exercised by employees. The timing of this relief is not possible to predict as it is dependent on the decisions of individual share option holders.

4. Earnings per share

	Six months ended 30 June 2005 $000	Six months ended 30 June 2004 $000	Year ended 31 December 2004 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	6,724	6,353	10,604
	cents	cents	cents
Basic earnings per share	6.12	6.01	9.89
Diluted earnings per share	5.84	5.51	9.17

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Six months ended 30 June 2005 No. of shares	Six months ended 30 June 2004 No. of shares	Year ended 31 December 2004 No. of shares
Issued ordinary shares at start of period	108,389,915	104,699,315	104,699,315
Effect of shares issued during the period from exercise of employee share options	1,402,118	1,041,127	2,562,933
Weighted average number of ordinary shares at end of period - for basic earnings per share	109,792,033	105,740,442	107,262,248
Effect of share options in issue	5,306,069	9,646,888	8,425,129
Weighted average number of ordinary shares at end of period - for diluted earnings per share	115,098,102	115,387,330	115,687,377

5. Statement of changes in equity

Reconciliation of movement in capital and reserves (all attributable to equity holders of the parent company)

	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
	$000	$000	$000	$000	$000

Balance at 1 January 2004					
As previously reported	174	47,839	497	14,145	62,655
Effect of adopting IFRS 2	-	-	-	1,140	1,140
Effect of adopting IAS 19	-	-	-	(3,620)	(3,620)
Effect of adopting IAS 12	-	-	-	11,918	11,918
Balance at 1 January 2004 (restated)	174	47,839	497	23,583	72,093
Total income and expense recognised for the period	-	-	-	6,108	6,108
Equity settled transactions, net of tax	-	-	-	(3,273)	(3,273)
Share options exercised by employees	5	843	-	-	848
Balance at 30 June 2004	179	48,682	497	26,418	75,776
Balance at 1 January 2004 (restated)	174	47,839	497	23,583	72,093
Total income and expense recognised for the year	-	-	-	8,932	8,932
Equity settled transactions, net of tax	-	-	-	2,328	2,328
Share options exercised by employees	6	1,303	-	-	1,309
Balance at 31 December 2004	180	49,142	497	34,843	84,662
Balance at 1 January 2005	180	49,142	497	34,843	84,662
Total income and expense recognised for the period	-	-	-	6,018	6,018
Equity settled transactions, net of tax	-	-	-	297	297
Share options exercised by employees	4	743	-	-	747
Balance at 30 June 2005	184	49,885	497	41,158	91,724

6. Contingent liabilities - update

As reported in the notes to the financial statements for the year ended 31 December 2004, in October 2003 Cirrus Logic, Inc. brought a suit against Wolfson Microelectronics plc and its subsidiary Wolfson Microelectronics, Inc. in the U.S. District Court of Southern California in San Diego for patent infringement. Cirrus Logic subsequently initiated an investigation by the United States International Trade Commission (ITC) which terminated in February 2005.

Under a settlement agreement concluded in March 2005, the parties agreed to withdraw all outstanding claims and counterclaims in the U.S. District Court proceedings and to apply to the ITC to rescind the limited exclusion order that it had issued in relation to one of the Cirrus Logic patents. The rescission order was issued on 3 May 2005. The other terms of the settlement are confidential.

7. Group accounting policies

The Basis of Preparation of the interim financial information is stated in note 1. The significant accounting policies of the Group which have altered as a result of the adoption of IFRSs are set out below.

(a) Intangible assets

(i) Research and development
Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Accordingly, development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(ii) Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(b) Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans
The Group's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of

the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing costs in the income statement and actuarial gains and losses in the statement of recognised income and expenses.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses at 1 January 2004, the date of transition to IFRSs, were recognised. The Group recognises actuarial gains and losses that arise subsequent to 1 January 2004 immediately in the statement of recognised income and expenses.

(i) Share-based payment transactions
The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

Share options granted after 7 November 2002 and vested after 1 January 2005
IFRS 2 "Share-based payments" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

(c) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The

following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(d) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

8. Explanation of transition to IFRSs

As stated in note 1, these are the Group's first consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements to be prepared in accordance with IFRSs.

The accounting policies set out in notes 1 and 7 have been applied in preparing the consolidated financial statements for the six month period ended 30 June 2005, the comparative information for the six month period ended 30 June 2004, for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, comparative information for the six months ended 30 June 2004 and for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP).

An explanation of how the transition from UK GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity as at 1 January 2004

	Note	UK GAAP	IFRS reclassifi-cations	IFRS 2	IAS 19	IAS 12	IFRSs
		$000	$000	$000	$000	$000	$000
Assets							
Property, plant and equipment	a	23,689	(732)	-	-	-	22,957
Intangible assets	a	-	732	-	-	-	732
Deferred tax assets	b,f,g	-	240	1,140	1,551	11,918	14,849
Total non-current assets		23,689	240	1,140	1,551	11,918	38,538
Inventories		8,859	-	-	-	-	8,859

Trade and other receivables	b	17,352	(240)	-	-	-	17,112
Cash and cash equivalents		46,474	-	-	-	-	46,474
Total current assets		72,685	(240)	-	-	-	72,445
Total assets		96,374	-	1,140	1,551	11,918	110,983
Equity							
Issued capital		174	-	-	-	-	174
Share premium account		47,839	-	-	-	-	47,839
Capital redemption reserve		497	-	-	-	-	497
Retained earnings	h	14,145	-	1,140	(3,620)	11,918	23,583
Total equity		62,655	-	1,140	(3,620)	11,918	72,093
Liabilities							
Interest-bearing loans and borrowings		19,021	-	-	-	-	19,021
Employee benefits	e	-	-	-	5,171	-	5,171
Total non-current liabilities		19,021	-	-	5,171	-	24,192
Interest-bearing loans and borrowings		2,333	-	-	-	-	2,333
Income tax payable	c	-	642	-	-	-	642
Trade and other payables	c	12,365	(642)	-	-	-	11,723
Total current liabilities		14,698	-	-	-	-	14,698
Total liabilities		33,719	-	-	5,171	-	38,890
Total equity and liabilities		96,374	-	1,140	1,551	11,918	110,983

Reconciliation of equity as at 30 June 2004

	Note	UK GAAP	IFRS reclassifications	IFRS 2	IAS 19	IAS 12	IFRSs
		$000	$000	$000	$000	$000	$000
Assets							
Property, plant and equipment	a	28,943	(518)	-	-	-	28,425
Intangible assets	a	-	518	-	-	-	518
Deferred tax assets	b,f,g	-	60	2,077	1,721	7,475	11,333
Total non-current assets		28,943	60	2,077	1,721	7,475	40,276
Inventories		15,668	-	-	-	-	15,668
Trade and other receivables	b	22,322	(60)	-	-	-	22,262
Cash and cash equivalents		41,389	-	-	-	-	41,389
Total current assets		79,379	(60)	-	-	-	79,319
Total assets		108,322	-	2,077	1,721	7,475	119,595
Equity							
Issued capital		179	-	-	-	-	179
Share premium account		48,682	-	-	-	-	48,682
Capital redemption reserve		497	-	-	-	-	497
Retained earnings	h	20,882	-	2,077	(4,016)	7,475	26,418
Total equity		70,240	-	2,077	(4,016)	7,475	75,776
Liabilities							
Interest-bearing loans and borrowings		17,796	-	-	-	-	17,796
Employee benefits	e	-	-	-	5,737	-	5,737
Total non-current liabilities		17,796	-	-	5,737	-	23,533
Interest-bearing loans and borrowings		2,813	-	-	-	-	2,813
Income tax payable	c	-	2,837	-	-	-	2,837
Trade and other payables	c	17,473	(2,837)	-	-	-	14,636

Total current liabilities	20,286	-	-	-	-	20,286
Total liabilities	38,082	-	-	5,737	-	43,819
Total equity and liabilities	108,322	-	2,077	1,721	7,475	119,595

Reconciliation of equity as at 31 December 2004

	Note	UK GAAP	IFRS reclassifi-cations	IFRS 2	IAS 19	IAS 12	IFRSs
		$000	$000	$000	$000	$000	$000
Assets							
Property, plant and equipment	a	29,900	(703)	-	-	-	29,197
Intangible assets	a	-	703	-	-	-	703
Deferred tax assets	b,f,g	-	4,133	1,133	2,310	3,668	11,244
Total non-current assets		29,900	4,133	1,133	2,310	3,668	41,144
Inventories		17,964	-	-	-	-	17,964
Income tax receivable	c	-	2,720	-	-	-	2,720
Trade and other receivables	b,c	25,792	(6,853)	-	-	-	18,939
Cash and cash equivalents		44,232	-	-	-	-	44,232
Total current assets		87,988	(4,133)	-	-	-	83,855
Total assets		117,888	-	1,133	2,310	3,668	124,999
Equity							
Issued capital		180	-	-	-	-	180
Share premium account		49,142	-	-	-	-	49,142
Capital redemption reserve		497	-	-	-	-	497
Retained earnings	h	35,433	-	1,133	(5,391)	3,668	34,843
Total equity		85,252	-	1,133	(5,391)	3,668	84,662
Liabilities							

Interest-bearing loans and borrowings		18,170	-	-	-	-	18,170
Employee benefits	e	-	-	-	7,930	-	7,930
Total non-current liabilities		18,170	-	-	7,930	-	26,100
Interest-bearing loans and borrowings		2,266	-	-	-	-	2,266
Trade and other payables	e	12,200	-	-	(229)	-	11,971
Total current liabilities		14,466	-	-	(229)	-	14,237
Total liabilities		32,636	-	-	7,701	-	40,337
Total equity and liabilities		117,888	-	1,133	2,310	3,668	124,999

Notes to the reconciliation of equity and reconciliation of profit

The impact on deferred tax of the adjustments described below is set out in note (g).

(a) Computer software costs were capitalised as tangible fixed assets under UK GAAP. In accordance with IFRS, computer software costs are capitalised as intangible assets. This resulted in the reclassification from property, plant and equipment to intangible assets.

(b) IFRS requires deferred tax asset balances to be shown as a separate line item on the face of the balance sheet within non-current assets. Under UK GAAP deferred tax asset balances were included within current assets under the heading "debtors".

(c) IFRS requires income taxes payable and receivable to be shown as separate line items on the face of the balance sheet. These items were not shown separately within current liabilities or current assets respectively on the face of the balance sheet in the consolidated financial statements prepared in accordance with UK GAAP. Therefore income tax payable as at 1 January 2004 of $642,000 and $2,837,000 as at 30 June 2004 has been reclassified from trade and other payables to a separate line item within current liabilities on the face of the balance sheet. Income tax receivable of $2,720,000 as at 31 December 2004 has been reclassified from trade and other receivables to a separate line item within current assets on the face of the balance sheet.

(d) The Group applied IFRS 2 to its active share-based payment arrangements, which are share option schemes, at 1 January 2005 except for share options granted before 7 November 2002 and those arrangements granted after 7 November 2002 which had vested before 1 January 2005. The Group has granted equity-settled share-based payments (share options) in 2004 and 2005 and in prior years.

The Group accounted for these share-based payment arrangements at intrinsic value under UK GAAP.

The adoption of IFRS 2 is equity-neutral for equity-settled transactions. A tax deduction for the consumption of employee services received as consideration for share options granted will be obtained when the share options are exercised.

The deferred tax asset relating to share options granted after 7 November 2002 was increased by $937,000 in the period ended 30 June 2004. $276,000 of this movement was recognised in the income statement.

In the year ended 31 December 2004 the deferred tax asset relating to the share options granted after 7 November 2002, was reduced by $7,000 and this charge was recognised in the income statement.

(e) Under UK GAAP pension costs, relating to the defined benefit pension plan, were recognised so as to spread the cost of the contributions to the scheme over the anticipated average service lives of the employees. Under International Accounting Standard 19 ("IAS 19") 'Employee Benefits', the fair value of the net obligation of the defined benefit pension plan is recognised in the Group's financial statements. The movement in the net liability for defined benefit obligation is split between the income statement (in operating expenses and net financing costs) and the statement of recognised income and expense.

In accordance with IFRS 1, the cumulative actuarial gains and losses existing at 1 January 2004 have been recognised for the defined benefit pension scheme.

In accordance with the amendment to IAS 19 which was issued in December 2004, the Group's accounting policy is to recognise actuarial gains and losses that arise subsequent to 1 January 2004 in full immediately in the statement of recognised income and expenses.

(f) The Group granted share options before 7 November 2002 and some of these vested before 1 January 2005. As at 1 January 2004, the Group's date of transition to IFRS, a deferred tax asset arose in respect of the share options granted before 7 November 2002 which had not been exercised by 1 January 2004. This deferred tax asset, of $11,918,000, has been recognised in equity as at 1 January 2004.

In accordance with International Accounting Standard 12 'Income Taxes' ("IAS 12"), the deferred tax asset in respect of these share options is re-estimated at each reporting period end to take account of changes in the intrinsic value of the Company's shares and those share options which have been exercised in the period.

No deferred tax asset was recognised in respect of these unexercised share options in the consolidated financial statements prepared in accordance with UK GAAP.

(g) The effect on the income statement of the adoption of IAS 12 for the year ended 31 December 2004 was to reduce the previously reported income tax credit for the period, of $4,535,000 by $9,060,000 to give a total income tax expense for the year of $4,525,000. This amount represents tax credits for the tax relief that arose on the exercise of employee share options (which were granted prior to 7 November 2002). These tax credits were recognised in the income statement under UK GAAP but such tax relief is recognised within the deferred tax asset balance under IFRS and movements in the related deferred tax asset are recognised directly in equity rather than in the income statement.

(h) The effect of the above adjustments on retained earnings is as follows:

	Note	31 December 2004	30 June 2004	1 January 2004
		$000	$000	$000

Employee benefits: defined benefit plan	(5,391)	(4,016)	(3,620)
Employee benefits: share-based payments	1,133	2,077	1,140
Deferred tax	3,668	7,475	11,918
Total adjustment to equity - (decrease)/increase	(590)	5,536	9,438

Reconciliation of profit for the six months ended 30 June 2004

	UK GAAP	IFRS 2 Note (d)	IAS 19 Note (e)	IAS 12 Note (g)	IFRSs
	$000	$000	$000	$000	$000
Revenue	56,910	-	-	-	56,910
Cost of sales	(28,451)	-	-	-	(28,451)
Gross profit	28,459	-	-	-	28,459
Distribution and selling costs	(6,486)	(246)	(21)	-	(6,753)
Research and development expenses	(7,446)	(163)	(41)	-	(7,650)
Administrative expenses	(5,282)	(100)	(71)	-	(5,453)
Operating profit before financing costs	9,245	(509)	(133)	-	8,603
Financial income	580	-	216	-	796
Financial expenses	(571)	-	(299)	-	(870)
Net financing costs	9	-	(83)	-	(74)
Profit before tax	9,254	(509)	(216)	-	8,529
Income tax expense	(2,517)	276	65	-	(2,176)
Profit for the period	6,737	(233)	(151)	-	6,353

Reconciliation of profit for the year ended 31 December 2004

	UK GAAP	IFRS 2 Note (d)	IAS 19 Note (e)	IAS 12 Note (g)	IFRSs
	$000	$000	$000	$000	$000
Revenue	119,294	-	-	-	119,294
Cost of sales	(60,530)	-	-	-	(60,530)
Gross profit	58,764	-	-	-	58,764

Distribution and selling costs	(13,479)	(657)	18	-	(14,118)
Research and development expenses	(15,911)	(597)	61	-	(16,447)
Administrative expenses	(12,622)	(263)	(53)	-	(12,938)
Operating profit before financing costs	16,752	(1,517)	26	-	15,261
Financial income	1,218	-	431	-	1,649
Financial expenses	(1,217)	-	(599)	-	(1,816)
Net financing costs	1	-	(168)		(167)
Profit before tax	16,753	(1,517)	(142)	-	15,094
Income tax income / (expense)	4,535	(7)	42	(9,060)	(4,490)
Profit for the period	21,288	(1,524)	(100)	(9,060)	10,604

Explanation of material adjustments to the cash flow statement for the six months ended 30 June 2004 and for the year ended 31 December 2004

The main adjustment to the cash flow statement, as a result of the transition to IFRS, is the inclusion of income taxes paid of $142,000 for the six months ended 30 June 2004 and $2,720,000 for the year ended 31 December 2004 in the net cash inflow from operating activities. These amounts were included as a separate category of cash outflow in the cash flow statements reported for those periods in accordance with UK GAAP.

Independent review report to Wolfson Microelectronics plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 9 to 26 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons

for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
Edinburgh
26 July 2005

END

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